EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To: The Tel Aviv Stock Exchange
       The Israeli Securities Authority

Immediate Report - State's Update Notice to High Court of Justice Regarding Wholesale Market

Further to the Company's immediate reports of March 26, 2015, regarding the High Court of Justice's decision concerning the wholesale market and of April 20, 2015, concerning the letter from the director general of the Ministry of Communications regarding the possibility of providing wholesale telephony services over the Company's network, immediate  notification is hereby provided that on May 7, 2015, the Company receive an update notice that had been filed with the High Court of Justice by the Minister of Communications, the Minister of Finance and the Ministry of Communications. According to the update notice, after holding meetings with the Company further to the HCJ's decision, the Ministry of the Communications had reached the conclusion that the provision of wholesale telephony services by the Company was technically feasible and that had the Company made preparations in advance, there would have been no technical preclusion to opening the wholesale market in this field on the scheduled date, May 17, 2015. With respect to the economic aspects, the notice stated that the Ministry of Communications had reached the conclusion that the Company's argument that the tariffs were unreasonable should not be accepted. Nevertheless, after re-examining the Company's arguments, it had reached the conclusion that there was room to make certain changes in matters concerning the demand for data usage and requirements concerning the quality of the service as defined in the service file (which the Ministry believes do not affect the tariffs), including the Ministry's intention to publish a preliminary hearing for the entire market and not to enforce requirements concerning the quality of the service at this stage. The notice included expert opinions by the Ministry's engineering and economic professionals.

The Company is studying the notice. At the same time, based on an initial review of the notice, the Company rejects the findings therein. It is noted that the Ministry did not respond to the Company's request for clarifications, figures and additional discussions in the matter. In the Company's opinion, the Ministry has not completed the roundtable discussions, as required by the HCJ, to evaluate the Company's arguments, clarify matters as required and make corrections as necessary, despite the fact that two weeks remain for the parties to submit their notice to the HCJ. The Company's intends to file a response to the notice.

The above information constitutes a translation of an excerpt of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.